SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549




                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934







                          LaSalle Partners Incorporated
                          -----------------------------
                                (Name of Issuer)



                                  Common Stock
                          -----------------------------
                         (Title of Class of Securities)



                                    51802H105
                          -----------------------------
                                 (CUSIP Number)

CUSIP No.   51802H105
--------------------------------------------------------------------------------

 1)  Names of  Reporting  Persons S.S. or I.R.S.  Identification  Nos. of Above
     Persons
            DSA-LSPL, Inc. (S.S. and I.R.S. Identification Nos.: intentionally omitted)
            (Please refer to Exhibit A)
--------------------------------------------------------------------------------

 2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [X] (Please refer to Exhibit A)
     (b)
--------------------------------------------------------------------------------

 3)   SEC Use Only
--------------------------------------------------------------------------------

 4)   Citizenship or Place of Organization
            Delaware corporation
--------------------------------------------------------------------------------

 Number            (5)   Sole Voting Power                             1,869,288
 of
 Shares            -------------------------------------------------------------
 Beneficially
 Owned             (6)   Shared Voting Power                                   0
 By
 Each              -------------------------------------------------------------
 Reporting
 Person            (7)   Sole Dispositive Power                        1,869,288
 With
                   -------------------------------------------------------------

                   (8)   Shared Dispositive Power                              0
--------------------------------------------------------------------------------

 9)   Aggregate Amount Beneficially Owned by Each Reporting Person     1,869,288
--------------------------------------------------------------------------------

 10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)
--------------------------------------------------------------------------------

 11)  Percent of Class Represented by Amount in Row 9                      11.5%
--------------------------------------------------------------------------------

 12)  Type of Reporting Person (See Instructions)                       CO
--------------------------------------------------------------------------------

CUSIP No.   51802H105
--------------------------------------------------------------------------------

 1)  Names of  Reporting  Persons S.S. or I.R.S.  Identification  Nos. of Above
     Persons
            DSA-LSAM, Inc. (S.S and I.R.S. Identification Nos.: intentionally omitted)
            (Please refer to Exhibit A)
--------------------------------------------------------------------------------

 2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [X] (Please refer to Exhibit A)
     (b)
--------------------------------------------------------------------------------

 3)   SEC Use Only
--------------------------------------------------------------------------------

 4)   Citizenship or Place of Organization
            Delaware corporation
--------------------------------------------------------------------------------

 Number            (5)   Sole Voting Power                               329,874
 of
 Shares            -------------------------------------------------------------
 Beneficially
 Owned             (6)   Shared Voting Power                                   0
 By
 Each              -------------------------------------------------------------
 Reporting
 Person            (7)   Sole Dispositive Power                          329,874
 With
                   -------------------------------------------------------------

                   (8)   Shared Dispositive Power                              0
--------------------------------------------------------------------------------

 9)   Aggregate Amount Beneficially Owned by Each Reporting Person       329,874
--------------------------------------------------------------------------------

 10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)
--------------------------------------------------------------------------------

 11)  Percent of Class Represented by Amount in Row 9                       2.0%
--------------------------------------------------------------------------------

 12)  Type of Reporting Person (See Instructions)                       CO
--------------------------------------------------------------------------------

CUSIP No.   51802H105
--------------------------------------------------------------------------------

 1)  Names of  Reporting  Persons S.S. or I.R.S.  Identification  Nos. of Above
     Persons
            Dai-ichi Life Investment Properties, Inc. (S.S. and I.R.S. Identification Nos.: intentionally omitted)
            (Please refer to Exhibit A)
--------------------------------------------------------------------------------

 2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [X] (Please refer to Exhibit A)
     (b)
--------------------------------------------------------------------------------

 3)   SEC Use Only
--------------------------------------------------------------------------------

 4)   Citizenship or Place of Organization
            Delaware corporation
--------------------------------------------------------------------------------

 Number            (5)   Sole Voting Power                             2,199,162
 of                      (Please refer to Exhibit A)
 Shares            -------------------------------------------------------------
 Beneficially
 Owned             (6)   Shared Voting Power                                   0
 By
 Each              -------------------------------------------------------------
 Reporting
 Person            (7)   Sole Dispositive Power                        2,199,162
 With                    (Please refer to Exhibit A)
                   -------------------------------------------------------------

                   (8)   Shared Dispositive Power                              0
--------------------------------------------------------------------------------

 9)   Aggregate Amount Beneficially Owned by Each Reporting Person     2,199,162
--------------------------------------------------------------------------------

 10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)
--------------------------------------------------------------------------------

 11)  Percent of Class Represented by Amount in Row 9                      13.6%
--------------------------------------------------------------------------------

 12)  Type of Reporting Person (See Instructions)                       CO
--------------------------------------------------------------------------------

CUSIP No.   51802H105
--------------------------------------------------------------------------------

 1)  Names of  Reporting  Persons S.S. or I.R.S.  Identification  Nos. of Above
     Persons
            Dai-ichi Life Property Holdings, Inc. (S.S. and I.R.S. Identification Nos.: intentionally omitted)
            (Please refer to Exhibit A)
--------------------------------------------------------------------------------

 2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [X] (Please refer to Exhibit A)
     (b)
--------------------------------------------------------------------------------

 3)   SEC Use Only
--------------------------------------------------------------------------------

 4)   Citizenship or Place of Organization
            Delaware corporation
--------------------------------------------------------------------------------

 Number            (5)   Sole Voting Power                             2,199,162
 of                      (Please refer to Exhibit A)
 Shares            -------------------------------------------------------------
 Beneficially
 Owned             (6)   Shared Voting Power                                   0
 By
 Each              -------------------------------------------------------------
 Reporting
 Person            (7)   Sole Dispositive Power                        2,199,162
 With                    (Please refer to Exhibit A)
                   -------------------------------------------------------------

                   (8)   Shared Dispositive Power                              0
--------------------------------------------------------------------------------

 9)   Aggregate Amount Beneficially Owned by Each Reporting Person     2,199,162
--------------------------------------------------------------------------------

 10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)
--------------------------------------------------------------------------------

 11)  Percent of Class Represented by Amount in Row 9                      13.6%
--------------------------------------------------------------------------------

 12)  Type of Reporting Person (See Instructions)                       CO
--------------------------------------------------------------------------------

CUSIP No.   51802H105
--------------------------------------------------------------------------------

 1)  Names of  Reporting  Persons S.S. or I.R.S.  Identification  Nos. of Above
     Persons
            The Dai-ichi Mutual Life Insurance Company (S.S. and I.R.S. Identification Nos.: intentionally omitted)
            (Please refer to Exhibit A)
--------------------------------------------------------------------------------

 2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [X] (Please refer to Exhibit A)
     (b)
--------------------------------------------------------------------------------

 3)   SEC Use Only
--------------------------------------------------------------------------------

 4)   Citizenship or Place of Organization
            Japanese insurance company
--------------------------------------------------------------------------------

 Number            (5)   Sole Voting Power                             2,199,162
 of                      (Please refer to Exhibit A)
 Shares            -------------------------------------------------------------
 Beneficially
 Owned             (6)   Shared Voting Power                                   0
 By
 Each              -------------------------------------------------------------
 Reporting
 Person            (7)   Sole Dispositive Power                        2,199,162
 With                    (Please refer to Exhibit A)
                   -------------------------------------------------------------

                   (8)   Shared Dispositive Power                              0
--------------------------------------------------------------------------------

 9)   Aggregate Amount Beneficially Owned by Each Reporting Person     2,199,162
--------------------------------------------------------------------------------

 10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)
--------------------------------------------------------------------------------

 11)  Percent of Class Represented by Amount in Row 9                      13.6%
--------------------------------------------------------------------------------

 12)  Type of Reporting Person (See Instructions)                       OO
--------------------------------------------------------------------------------

ITEM 1(A):        Name of Issuer:
                       LaSalle Partners Incorporated

ITEM 1(B):        Address of Issuer's Principal Executive Offices:
                       200 East Randolph Drive
                       Chicago, Illinois  60601

ITEM 2(A):        Name of Person Filing:
                       DSA-LSPL, Inc.
                       DSA-LSAM, Inc.
                       Dai-ichi Life Investment Properties, Inc.
                       Dai-ichi Life Property Holdings, Inc.
                       The Dai-ichi Mutual Life Insurance Company

ITEM 2(B):        Address of Principal Business Office or, if none, Residence:
                       DSA-LSPL, Inc.
                       399 Park Avenue, 24th Floor
                       New York, New York 10022

                       DSA-LSAM, Inc.
                       399 Park Avenue, 24th Floor
                       New York, New York 10022

                       Dai-ichi Life Investment Properties, Inc.
                       399 Park Avenue, 24th Floor
                       New York, New York 10022

                       Dai-ichi Life Property Holdings, Inc.
                       399 Park Avenue, 24th Floor
                       New York, New York 10022

                       The Dai-ichi Mutual Life Insurance Company
                       13-1 Yurakucho, 1-chome
                       Tokyo, Japan 100

ITEM 2(C):        Citizenship:
                       DSA-LSPL, Inc.:  Delaware corporation
                       DSA-LSAM, Inc.:  Delaware corporation
                       Dai-ichi Life Investment Properties, Inc.: Delaware
                        corporation
                       Dai-ichi Life Property Holdings, Inc.: Delaware
                        corporation
                       The Dai-ichi Mutual Life Insurance Company: Japanese
                        corporation

ITEM 2(D):        Title of Class of Securities:
                       Common Stock

ITEM 2(E):        CUSIP Number:
                       51802H105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b), OR 13D-2(b), CHECK WHETHER THE PERSON FILING IS A:

         Not Applicable

         (a)      [   ]    Broker or Dealer  registered  under Section 15 of the
                           Act

         (b)      [   ]    Bank as defined in Section 3(a)(6) of the Act

         (c)      [   ]    Insurance  Company as defined in section  3(a)(19) of
                           the Act

         (d)      [   ]    Investment  Company registered under section 8 of the
                           Investment Company Act

         (e)      [   ]    Investment  Adviser  registered  under section 203 of
                           the Investment Advisers Act of 1940

         (f)      [   ]    Employee Benefit Plan,  Pension Fund which is subject
                           to the provisions of the Employee  Retirement  Income
                           Security  Act of  1974  or  Endowment  Fund;  see ss.
                           240.13d-1(b)(1)(ii)(F)

         (g)      [   ]    Parent  Holding  Company,   in  accordance  with  ss.
                           240.13d-1(b)(ii)(G) (Note: See Item 7)

         (h)      [   ]    Group, in accordance with ss. 240.13d-1(b)(1)(ii)(H)


ITEM 4.  OWNERSHIP  (Please refer to Exhibit A for additional information)

         (a)      Amount Beneficially Owned:
                           2,199,162 shares


         (b)      Percent of Class:
                           13.6%

         (c) Number of shares as to which such person has:
                  (i)      sole power to vote or to direct the vote                         2,199,162
                  (ii)     shared power to vote or to direct the vote                               0
                                                                                        -------------
                  (iii)    sole power to dispose or to direct the disposition of            2,199,162
                                                                                        -------------
                  (iv)     shared power to dispose or to direct the disposition of                  0
                                                                                        -------------

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         See Exhibit A


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable

ITEM 10. CERTIFICATION

         The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

         Not Applicable

SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date              February 10, 1998

DSA-LSPL, Inc.


By:  /s/ Tatsuya Ishii
   ---------------------------------------
Name:    Tatsuya Ishii
Title:   Vice President and Treasurer



DSA-LSAM, Inc.


By:  /s/ Tatsuya Ishii
   ---------------------------------------
Name:    Tatsuya Ishii
Title:   Vice President and Treasurer



Dai-ichi Life Investment Properties, Inc.


By:  /s/ Tsutomu Sekine
   ---------------------------------------
Name:    Tsutomu Sekine
Title:   President



Dai-ichi Life Property Holdings, Inc.


By:  /s/ Hitoshi Sasaki
   ---------------------------------------
Name:    Hitoshi Sasaki
Title:   President



The Dai-ichi Mutual Life Insurance Company


By:  /s/ Rikio Nagahama
   ---------------------------------------
Name:    Rikio Nagahama
Title:   Managing Director

                                    EXHIBIT A

         DSA-LSPL, Inc. and DSA-LSAM, Inc. have been informed by the Issuer that as at December 31, 1997 the number of outstanding shares of Common Stock was 16,200,000. The calculation in Item 4(b) is based on the number of shares of Common Stock outstanding as at December 31, 1997.

         Additionally, there is an agreement among Morgan Stanley & Co. Incorporated, Morgan Stanley & Co. International Limited, William Blair & Company, L.L.C., and Montgomery Securities, as representatives of the several underwriters, DSA-LSPL, Inc. and DSA-LSAM, Inc., dated July, 1997, restricting DSA-LSPL, Inc.'s ability to sell its Common Stock for a period of 180 days.

         DSA-LSPL, Inc. owns of record 1,869,288 shares of Common Stock. Based on the number of shares of Common Stock outstanding as at December 31, 1997, such number would amount to 11.5% of the Common Stock of the Issuer. DSA-LSAM, Inc. owns of record an additional 329,874 shares of Common Stock. Based on the number of shares of Common Stock outstanding as at December 31, 1997, such number would amount to 2.0% of the Common Stock of the Issuer.

         The Dai-ichi Mutual Life Insurance Company owns 100% of the outstanding shares of capital stock of Dai-ichi Life Property Holdings, Inc., which in turn owns 100% of the outstanding shares of capital stock of Dai-ichi Life Investment Properties, Inc., which in turn owns 100% of the outstanding capital stock of DSA-LSPL, Inc. and DSA-LSAM, Inc. Accordingly, each of The Dai-ichi Mutual Life Insurance Company, Dai-ichi Life Property Holdings, Inc., and Dai-ichi Life Investment Properties, Inc. are beneficial owners of the 1,869,288 shares of Common Stock of the Issuer owned of record by DSA-LSPL, Inc. and the 329,874 shares of Common Stock owned of record by DSA-LSAM, Inc., equal to an aggregate of 2,199,162 shares of Common Stock. Based on the number of shares of Common Stock outstanding as at December 31, 1997, such number would amount to 13.6% of the Common Stock of the Issuer.

         The Dai-ichi Mutual Life Insurance Company, Dai-ichi Life Property Holdings, Inc., Dai-ichi Life Investment Properties, Inc., DSA-LSPL, Inc., and DSA-LSAM, Inc. may from time to time consult amongst each other in connection with any determination regarding the voting or disposition of the Common Stock.

         This Schedule 13G is filed on behalf of The Dai-ichi Mutual Life Insurance Company, Dai-ichi Life Property Holdings, Inc. (formerly known as Dai-ichi Life (U.S.A.), Inc.), Dai-ichi Life Investment Properties, Inc., DSA-LSPL, Inc. and DSA-LSAM, Inc. (please see Exhibit B attached hereto).

                                    EXHIBIT B

                            AGREEMENT RE JOINT FILING

         Each of the undersigned hereby agrees, as required pursuant to Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, that this Schedule 13G is to be filed on behalf of each such party. This Agreement may be executed in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument.


DSA-LSPL, Inc.


By:  /s/ Tatsuya Ishii
   ---------------------------------------
Name:    Tatsuya Ishii
Title:   Vice President and Treasurer



DSA-LSAM, Inc.


By:  /s/ Tatsuya Ishii
   ---------------------------------------
Name:    Tatsuya Ishii
Title:   Vice President and Treasurer



Dai-ichi Life Investment Properties, Inc.


By:  /s/ Tsutomu Sekine
   ---------------------------------------
Name:    Tsutomu Sekine
Title:   President



Dai-ichi Life Property Holdings, Inc.


By:  /s/ Hitoshi Sasaki
   ---------------------------------------
Name:    Hitoshi Sasaki
Title:   President



The Dai-ichi Mutual Life Insurance Company


By:  /s/ Rikio Nagahama
   ---------------------------------------
Name:    Rikio Nagahama
Title:   Managing Director


                                       12